SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2007

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JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the press release dated September 24, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Principal Financial Officer

Dated: September 24, 2007

Exhibit No.	Description
1.	Press Release dated September 24, 2007.

Exhibit 1

Jinpan International Retains ICR to Provide Investor Relations Strategy

ENGLEWOOD CLIFFS, N.J., Sept. 24 -- Jinpan International Ltd , a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced it has retained ICR to design and execute its investor relations strategy while assisting management with shareholder communications.

"We were extremely impressed with ICR's breadth of investor relations experience, as well as their enthusiasm," says Mr. Zhiyuan Li, Chief Executive Officer of Jinpan. "We look forward to working with ICR and are confident that this integrated relationship will be long-standing and highly successful."

ICR, with offices in New York, NY, Beijing, China, Westport, CT, Boston, MA and Los Angeles, CA, and will serve as Jinpan International's investor relations advisory firm. Composed exclusively of seasoned Wall Street professionals -- former senior sell-side analysts, portfolio managers, investment bankers and capital markets professionals who possess invaluable experience dealing with publicly traded equities in the capital markets -- ICR has strong expertise working with U.S. listed companies from China.

About Jinpan International Ltd

Jinpan International Ltd. designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey. Safe Harbor Provision Statements in this press release which are not historical data are forward- looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission.